UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number 001-42260

Powell Max Limited

(Registrant’s Name)

22/F., Euro Trade Centre
13-14 Connaught Road Central,

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry into a Material Definitive Agreement

Convertible Promissory Note

On December 20, 2024, Powell Max Limited, a business company incorporated under the laws of the British Virgin Islands (the “Company”), issued a convertible promissory note (the “Note”) to YA II PN, Ltd. (the “Investor”) in the principal amount of $1,000,000 at an original issuance discount of 8% pursuant to Standby Equity Purchase Agreement, dated as of November 21, 2024 (the “SEPA”), the terms of which were previously disclosed by the Company’s in its Current Report on Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on November 22, 2024. The Note represents the third Pre-Advance under the SEPA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POWELL MAX LIMITED

By:	/s/ Tsz Kin Wong
Name:	Tsz Kin Wong
Title:	Chairman of the Board, Executive Director and Chief Executive Officer

Date: December 20, 2024

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